EXHIBIT 1
                                                                     Page 1 of 5

                                CSW CREDIT, INC.
                                  BALANCE SHEET
                               AS OF JUNE 30, 1999
                             (Thousands, Unaudited)

                                     ASSETS
   CURRENT ASSETS:
        Cash and cash equivalents                              $         63
        Accounts receivable, net of allowance for
         doubtful accounts of $4,980                                904,869

                                                                 -----------
             Total current assets                                   904,932
                                                                 -----------

   OTHER ASSETS:
        Deferred income taxes                                         3,150
        Other                                                         2,042
                                                                 -----------

             Total other assets                                       5,192
                                                                 -----------
             Total assets                                      $    910,124
                                                                 ===========


                      LIABILITIES AND STOCKHOLDER'S EQUITY
   CURRENT LIABILITIES:
        Short-term debt                                        $    818,172
        Deferred credits                                             18,249
        Accounts payable-affiliated                                     664
        Unearned revenue                                              2,856
        Other liabilities                                               726
                                                                 -----------

             Total current liabilities                              840,667
                                                                 -----------

   STOCKHOLDER'S EQUITY:
        Common stock, no par; authorized 1,000 shares;
            Issued and outstanding 263 shares                             1
        Paid-in capital                                              69,456
                                                                 -----------

             Total stockholder's equity                              69,457
                                                                 -----------

             Total liabilities and stockholder's equity        $    910,124
                                                                 ===========




            The accompanying notes to the financial statements are an
                       integral part of these statements.

                                                                       EXHIBIT 1
                                                                     Page 2 of 5

                                CSW CREDIT, INC.
                              STATEMENTS OF INCOME
                          FOR THE PERIODS ENDED JUNE 30
                             (Thousands, Unaudited)

                                             Three Months Ended        Twelve Months Ended
                                              1999        1998          1999        1998
                                            ----------  ----------    ----------  ----------

REVENUES                                   $    19,759 $   19,147    $   87,357  $   82,335
                                            ----------  ----------    ----------  ----------
OPERATING EXPENSES:
     Interest                                   8,602       9,323        41,904      40,930
     Provision for bad debts                    6,613       5,535        23,724      21,344
     Credit line fees                             201         181           919         726
     General and administrative                   466         371         1,741       1,183
                                            ----------  ----------    ----------  ----------

                                               15,882      15,410        68,288      64,183
                                            ----------  ----------    ----------  ----------

OPERATING INCOME                                3,877       3,737        19,069      18,152
                                            ----------  ----------    ----------  ----------
OTHER INCOME AND DEDUCTIONS:
     Interest income                                -           -             3          35
     Tax benefit of parent company loss            81          74           337         364
                                            ----------  ----------    ----------  ----------
                                                   81          74           340         399
                                            ----------  ----------    ----------  ----------

INCOME BEFORE FEDERAL INCOME TAXES              3,958       3,811        19,409      18,551
                                            ----------  ----------    ----------  ----------

FEDERAL INCOME TAXES:
     Current                                    1,089       2,197         6,607       7,454
     Deferred                                     268        (889)           68      (1,089)
                                            ----------  ----------    ----------  ----------
                                                1,357       1,308         6,675       6,365
                                            ----------  ----------    ----------  ----------
NET INCOME                                 $    2,601  $    2,503    $   12,734  $   12,186
                                            ==========  ==========    ==========  ==========



            The accompanying notes to the financial statements are an
                       integral part of these statements.

                                                                       EXHIBIT 1
                                                                     Page 3 of 5

                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999
                                   (Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies for the quarters ended June 30, 1999 and 1998 were $7.4 million and $7.8 million respectively. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW System. Federal income tax expense resulted in an effective rate of 33% for the quarters ended June 30, 1999 and 1998.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to CSW Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets for the quarters ended at June 30, 1999 and 1998.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

                                                                       EXHIBIT 1
                                                                     Page 4 of 5

Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $258,000 and $189,000 for the three months ended June 30, 1999 and 1998.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 1999 presentation.

Basis of Accounting

These financial statements were prepared using the accrual method of accounting.

2.  REGULATION:

The Company is subject to regulation by the Securities  and Exchange  Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the three months ended June 30, 1999 and 1998 was 4.9% and 5.6% respectively. At June 30, 1999, the Company had a revolving credit agreement aggregating $1.075 billion to back up its commercial paper program. At June 30, 1999, there were no borrowings under the revolving credit agreement. At June 30, 1999 and 1998, the amounts of commercial paper outstanding were approximately $818 million and $813 million, respectively.


4. RELIANT ENERGY HL&P:

      The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the three months ended June 30, 1999 and 1998, the Company had average Reliant Energy HL&P receivable balances of $407,464,000 and $364,600,000, respectively.

                                                                       EXHIBIT 1
                                                                     Page 5 of 5


Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. Under the order, the Company may purchase up to $450 million in receivables from Reliant Energy HL&P and up to $100 million from other non-affiliated utility companies, based on a twelve-month rolling average. This relief has been granted through December 31, 2000. At June 30, 1999, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of the discount rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.

6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.